Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

DIMENSION THERAPEUTICS, INC.

at

$6.00 Net Per Share in Cash

by

MYSTIC RIVER MERGER SUB INC.

a wholly-owned subsidiary of

ULTRAGENYX PHARMACEUTICAL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER

11:59 P.M., EASTERN TIME, ON NOVEMBER 6, 2017,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Mystic River Merger Sub Inc., a Delaware corporation (“Purchaser”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Dimension Therapeutics, Inc., a Delaware corporation (“Dimension”), at a price per Share of $6.00, net to the holder in cash, without interest (the “Offer Price”) upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Purchaser is a direct wholly-owned subsidiary of Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Parent”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 2, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Dimension, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Dimension, without a vote of the Dimension stockholders, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and Dimension will be the surviving corporation and a direct wholly-owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, all then issued and outstanding Shares (other than (i) Shares owned by Dimension, Parent or Purchaser (other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) and (ii) Shares held by stockholders who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL), will be cancelled and automatically converted into the right to receive consideration equal to the Offer Price, without interest, less any applicable withholding of taxes.

After careful consideration, the Dimension board of directors has unanimously: (i) determined that it is in the best interests of Dimension and the stockholders of Dimension to enter into the Merger Agreement, providing for, among other things, the Offer and the Merger, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, in accordance with the DGCL, (iii) resolved to recommend that the stockholders of Dimension accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is subject to various conditions. See Section 13—“Conditions of the Offer” of this Offer to Purchase. A summary of the principal terms of the Offer appears on pages 4 through 10 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

October 10, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) if you hold your Shares directly as the registered owner, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration of the Offer or (ii) if you hold your Shares in street name, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available and cannot be delivered to the Depositary prior to the expiration of the Offer, you cannot complete the procedure for book-entry transfer prior to the expiration of the Offer, or you cannot deliver all other required documents to the Depositary prior to the expiration of the Offer, you must tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

SUMMARY TERM SHEET

Mystic River Merger Sub Inc., a recently formed Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share, of Dimension Therapeutics, Inc., a Delaware corporation (“Dimension”), at a price per share of $6.00, net to the holder in cash, without interest upon terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. The following are some questions you, as a stockholder of Dimension, may have and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent, at its address and telephone numbers, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Parent, as the context requires.

WHO IS OFFERING TO BUY MY SECURITIES?

•	The Offer is by Purchaser. Purchaser has been organized in connection with this Offer and has not carried on any activities other than activities relating to entry into the Merger Agreement, and activities in connection with the Offer. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•	Parent is a biopharmaceutical company committed to bringing to market novel products for the treatment of rare and ultra-rare diseases, with a focus on serious, debilitating genetic diseases. Parent has rapidly built and advanced a diverse portfolio of product candidates with the potential to address diseases for which the unmet medical need is high, the biology for treatment is clear, and for which there are no approved therapies. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•	Parent has agreed pursuant to the Merger Agreement to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for shares tendered and not validly withdrawn in the Offer.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

•	Purchaser is seeking to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Dimension. See the Introduction and Section 1—“Terms of the Offer.”

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

•	Purchaser is offering to pay $6.00 per Share, net to you in cash, without interest upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal.

•	If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHY IS PURCHASER MAKING THE OFFER?

•	Purchaser is making the Offer because Purchaser and Parent want to acquire Dimension. See Section 1—“Terms of the Offer” and Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	The Offer is subject to the following conditions:

•	the number of Shares validly tendered and not validly withdrawn, together with any Shares then beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that Dimension would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are then convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (the “Minimum Tender Condition”);

•	the representations and warranties made by Dimension in the Merger Agreement are true and correct in the manner described in Section 13—“Conditions of the Offer”;

•	Dimension has performed or complied with in all material respects the agreements and covenants in the Merger Agreement to be performed or complied with prior to the acceptance of the Offer;

•	the absence of, since the date of the Merger Agreement, any event, change, effect or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined below);

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and other applicable antitrust laws having expired or been terminated (the “HSR Condition”);

•	no law having been enacted or promulgated by any federal or state governmental body of competent jurisdiction and remaining in effect and no order (whether temporary, preliminary or permanent) being in effect, in either case, that precludes, restrains, enjoins or prohibits the consummation of the Offer or the Merger (the “Governmental Impediment Condition”); and

•	the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”).

•	Purchaser reserves the right to waive certain of the conditions to the Offer in its sole discretion, except that Parent and Purchaser may not waive the Minimum Tender Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition without the prior written consent of Dimension.

•	A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1—“Terms of the Offer” and Section 13—“Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•	Yes. Dimension, Parent and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements.”

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER?

•	Yes. Parent is a publicly traded company with an equity market capitalization of approximately $2.28 billion (based upon the closing price of Parent shares on The NASDAQ Global Select Market (“NASDAQ”) on October 9, 2017) and has sufficient cash and cash equivalents to fund the purchase of the Shares in the Offer. The Offer is not conditioned upon entering into any financing arrangements. See Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements” and Section 12—“Source and Amount of Funds.”

SHOULD PURCHASER’S FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•	No. Parent has sufficient cash and cash equivalents which will be used to provide Purchaser with the funds necessary to purchase the Shares in the Offer.

•	Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to Purchaser by Parent and because of the lack of any relevant historical information concerning Purchaser, Purchaser’s financial condition is not relevant to your decision to tender in the Offer. See Section 12—“Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•	You will have until November 6, 2017, to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3—“Procedures for Tendering Shares.” See also Section 1—“Terms of the Offer.”

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•	If, on or prior to any then-scheduled expiration date of the Offer, any of the conditions to the Offer (including the Minimum Tender Condition or the other conditions set forth in Section 13—“Conditions of the Offer”) have not been satisfied or waived by Parent or Purchaser, Purchaser may, in its sole discretion, or, at the request of Dimension, Purchaser has agreed to, and Parent has agreed to cause Purchaser to extend the Offer for additional periods of up to ten business days to permit such condition to the Offer to be satisfied. Purchaser has also agreed to, and Parent has caused Purchaser to, extend the Offer for additional periods of up to ten business days as required by any rule, regulation, interpretation or position of the United States Securities Exchange Commission (the “SEC”), except that in no event will Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with its terms and (y) the End Date, defined in the Merger Agreement as April 9, 2018 (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Dimension.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•	If Purchaser extends the Offer, we will inform American Stock Transfer & Trust Company, LLC, the Depositary for this Offer, of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer.”

HOW DO I TENDER MY SHARES?

•	If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC , the Depositary for the Offer or (ii) tender your Shares by following the procedure for book-entry set forth in Section 3—“Procedures for Tendering Shares,” not later than the expiration of the Offer. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within two trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase.

•	If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

•	In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3—“Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2—“Acceptance for Payment and Payment for Shares.”

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered Shares any time prior to one minute after 11:59 p.m., Eastern Time, on November 6, 2017, unless Purchaser extends the Offer. See Section 4—“Withdrawal Rights.” In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after December 9, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

WHAT DOES DIMENSION’S BOARD OF DIRECTORS THINK OF THE OFFER?

•	Dimension’s board of directors (the “Dimension Board”) has unanimously recommended that you accept the Offer. Dimension’s full statement on the Offer is set forth in its Solicitation and Recommendation Statement on Schedule 14D-9, dated October 10, 2017 (the “Schedule 14D-9”), which it has filed with the SEC concurrently with the filing of our Tender Offer Statement on Schedule TO, dated October 10, 2017. See also the Introduction hereto.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•	If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to complete the Merger without a vote of Dimension stockholders, in accordance with Section 251(h) of the DGCL. If the Merger occurs, Dimension will become a direct wholly-owned subsidiary of Parent and each issued and then outstanding Share (other than any Shares owned by Dimension, or owned by Parent or Purchaser (other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) and any Shares held by stockholders who have properly exercised and not effectively withdrawn their respective demand or otherwise lost their respective rights to appraisal pursuant to Section 262 of the DGCL) will be cancelled and converted automatically into the right to receive $6.00 per Share, in cash, without interest. See the Introduction.

•	Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. As required by Section 251(h) of the DGCL, the Merger Agreement provides that the Merger shall be effected as soon as practicable following the consummation of the Offer. See Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements.”

IF THE OFFER IS COMPLETED, WILL DIMENSION CONTINUE AS A PUBLIC COMPANY?

•	No. Immediately following consummation of the Offer and satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger, we expect to complete the Merger pursuant to Section 251(h) of the DGCL, after which the Surviving Corporation will be a direct wholly-owned subsidiary of Parent and the Shares will no longer be publicly traded. Even if the Merger does not occur, if Purchaser purchases all Shares that have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through NASDAQ or any other securities market, there may not be a public trading market for the Shares, and Dimension may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC’s rules relating to publicly held companies. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

•	Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	On September 15, 2017, the last full trading day before we announced our delivery of our original non-binding proposal to Dimension of our offer to acquire Dimension for $5.50 per Share, the last reported closing price per Share reported on NASDAQ was $4.20. See Section 6—“Price Range of Shares; Dividends.”

•	On October 2, 2017, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price per Share on NASDAQ was $5.90. See Section 6—“Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•

If the conditions to the Offer as set forth in the Introduction and Section 13—“Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you a dollar amount equal to the number of Shares you tendered multiplied by $6.00 in cash, without interest, subject to any required tax withholding, promptly following the Offer Acceptance Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

IF I AM AN EMPLOYEE OF DIMENSION, HOW WILL MY OUTSTANDING EQUITY AWARDS BE TREATED IN THE OFFER AND THE MERGER?

•	The Offer is being made for all outstanding Shares, but not for options to purchase Shares or shares of restricted stock granted under Dimension’s equity plans. If you wish to tender Shares subject to options, you must first exercise your options (to the extent then vested and exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer. Shares of restricted stock may not be tendered unless such restricted Shares vest and become Shares in accordance with their terms in sufficient time to tender the resulting Shares into the Offer. Subject to the terms and conditions of the Merger Agreement, at the time of Purchaser’s acceptance of Shares tendered pursuant to the Offer, each outstanding option to purchase Shares (whether vested or unvested) will be assumed by Parent and converted into an option to acquire a number of shares of Parent’s common stock, par value $0.001 per share (the “Parent Shares”), determined by multiplying the number of Shares subject to such option by the Exchange Ratio (as defined below) with a corresponding adjustment to the exercise price of the option, and each outstanding award of Dimension restricted stock will be assumed by Parent and converted into an award for a number of restricted Parent Shares determined by multiplying the number of Shares subject to such restricted stock award by the Exchange Ratio. “Exchange Ratio” means the quotient of (i) the Offer Price divided by (ii) the volume weighted average of the closing sale prices per Parent Share on NASDAQ, as reported in the New York City edition of The Wall Street Journal (or, if not reported there, as reported in another authoritative source) for the five (5) full consecutive trading days ending on and including the third (3rd) business day prior to the Offer Acceptance Time.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

•	Generally, if you are a U.S. Holder (as defined in Section 5—“U.S. Federal Income Tax Consequences of the Offer and the Merger”), the receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger. See Section 5—“U.S. Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the tax consequences of the Offer and the Merger.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, Dimension’s stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will have certain rights under Section 262 of the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dimension’s stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from Dimension. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price paid by Purchaser pursuant to the Offer. If any stockholder of Dimension who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price, subject to any required tax withholding.

•	The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Dimension’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by the full text of Section 262 of the DGCL, a copy of which is included as Annex C to Dimension’s Schedule 14D-9. See Section 15—“Certain Legal Matters; Regulatory Approvals.”

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call D.F. King & Co., Inc., the Information Agent, toll-free at (800) 283-9185. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

DIMENSION THERAPEUTICS,  INC.

INTRODUCTION

Mystic River Merger Sub Inc., a Delaware corporation (“Purchaser”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Dimension Therapeutics, Inc., a Delaware corporation (“Dimension”), at a price per Share of $6.00, net to the holder in cash, without interest (the “Offer Price”) upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Purchaser is a direct wholly-owned subsidiary of Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Parent”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 2, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Dimension, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Dimension, and Dimension will be the surviving corporation and a direct wholly-owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”).

If your Shares are registered in your name and you tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees or commissions.

In addition, if you do not complete and sign the IRS Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to U.S. federal backup withholding tax (at a rate of 28%) on the gross proceeds payable to you pursuant to the Offer or the Merger. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. All stockholders should review the discussion in Section 3—“Procedures for Tendering Shares” and Section 5—“U.S. Federal Income Tax Consequences of the Offer and the Merger.”

We will pay all charges and expenses of the Depositary and D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions that:

•	the number of Shares validly tendered and not validly withdrawn, together with any Shares then beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that Dimension would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are then convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (the “Minimum Tender Condition”);

•	the representations and warranties made by Dimension in the Merger Agreement are true and correct in the manner described in Section 13—“Conditions of the Offer”;

•	Dimension has performed or complied with in all material respects the agreements and covenants in the Merger Agreement to be performed or complied with prior to the acceptance of the Offer;

•	the absence of, since the date of the Merger Agreement, any event, change, effect or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined below);

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and other applicable antitrust laws having expired or been terminated (the “HSR Condition”);

•	no law having been enacted or promulgated by any federal or state governmental body of competent jurisdiction and remaining in effect and no order (whether temporary, preliminary or permanent) being in effect, in either case, that precludes, restrains, enjoins or prohibits the consummation of the Offer or the Merger (the “Governmental Impediment Condition”); and

•	the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”).

Purchaser has the right to waive certain of the conditions to the Offer in its sole discretion, except that Parent and Purchaser may not waive the Minimum Tender Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition without the prior written consent of Dimension. See Section 13—“Conditions of the Offer.”

The Offer will expire at one minute after 11:59 p.m., Eastern Time, on November 6, 2017, unless the Offer is extended or earlier terminated. See Section 1—“Terms of the Offer”, Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

After careful consideration, the Dimension board of directors has unanimously: (i) determined that it is in the best interests of Dimension and the stockholders of Dimension to enter into the Merger Agreement, providing for, among other things, the Offer and the Merger, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, in accordance with the DGCL, (iii) resolved to recommend that the stockholders of Dimension accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL.

For factors considered by the Dimension Board, see Dimension’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. The Merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware (or at such subsequent date and time as may be agreed by Parent, Dimension and Purchaser and specified in the certificate of merger) (the “Effective Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Dimension, Parent or Purchaser (other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) and (ii) Shares held by stockholders who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be cancelled and automatically converted into the right to receive consideration equal to the Offer Price (the “Merger Consideration”) payable, without any interest thereon and subject to any withholding taxes, to the holder of such Shares, upon surrender of the certificate that formerly evidenced such Shares or, with respect to uncertificated Shares, upon the receipt by the Depositary of a Letter of Transmittal or an Agent’s Message (as defined below) in lieu of a Letter of Transmittal, relating to such Shares. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements,” which also contains a discussion of the treatment of Dimension stock options and restricted stock units in the Merger. Section 5—“U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes the U.S. federal income tax consequences generally applicable to the U.S. Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, the Merger will not require a vote of Dimension’s stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement and (iii) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Dimension will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. As a result of the Merger, Dimension will cease to be a publicly-traded company and will become a direct wholly-owned subsidiary of Parent. See Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer, and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The offer will expire at one minute after 11:59 p.m. Eastern Time on Monday, November 6, 2017 (the “Expiration Date”), unless earlier terminated or unless we have extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Termination” occur.

To the extent permitted by applicable law and the Merger Agreement, we expressly reserve the right to increase the Offer Price, to waive certain conditions to the Offer, to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement and to terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Dimension:

(1)	decrease the Offer Price;

(2)	change the form of consideration payable in the Offer;

(3)	decrease the maximum number of Shares sought to be purchased in the Offer;

(4)	impose conditions or requirements to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer;”

(5)	amend, modify or waive the Minimum Tender Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition;

(6)	otherwise amend or modify any of the other terms of the Offer in any manner that adversely affects the holders of Shares in their capacity as such;

(7)	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement;

(8)	provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(9)	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, we will (i) immediately after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time, pay for such Shares.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act, the Merger Agreement and the restrictions identified in paragraphs (1) through (9) above.

The Merger Agreement provides that (i) if at any then-scheduled Expiration Date any condition to the Offer is not satisfied and has not been waived by us (to the extent waivable), Purchaser may, in its discretion (and without the consent of Dimension or any other person) extend the offer for additional periods of up to ten business days per extension in order to permit such condition to be satisfied; (ii) Purchaser has agreed to extend the Offer for any period required by any applicable legal requirement, or any interpretation or position of the SEC, its staff or NASDAQ applicable to the Offer, or until any waiting period applicable to the consummation of the Offer under the HSR Act and any foreign anti-trust or competition-related legal requirement has expired or been terminated; and (iii) if, at any then-scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived, at the request of Dimension, Purchaser has agreed to extend the Offer for additional periods of up to ten business days per extension in order to permit such condition to be satisfied. Notwithstanding the foregoing, in no event will Purchaser be required to extend the Offer beyond the earlier of (x) termination of the Merger Agreement in accordance with its terms or (y) the End Date, defined in the Merger Agreement as April 9, 2018 (such earlier occurrence, the “Extension Deadline”) without Dimension’s prior written consent. See Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements.”

Except as set forth above, there can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or to information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern Time, on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Globe Newswire (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

Promptly following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of Dimension pursuant to Section 251(h) of the DGCL.

Dimension has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Dimension’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 13—“Conditions of the Offer,” we will immediately after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and promptly after the Offer Acceptance Time pay for such Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer and either (a) certificates representing Shares tendered must be delivered to the Depositary or (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-entry Transfer. The Depositary will take steps to establish and maintain an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the expiration of the Offer, or who cannot complete the procedure for book-entry transfer prior to the expiration of the Offer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier to the Depositary or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the expiration of the Offer.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for (or a timely Book-entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within two NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Dimension, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Backup Withholding. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer or the Merger, a stockholder that is a “U.S. person” (as defined in the instructions to the Internal Revenue Service (“IRS”) Form W-9 provided with the Letter of Transmittal) who surrenders Shares for cash pursuant to the Offer or the Merger must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the IRS may impose penalties on such stockholder, and the gross proceeds payable to such stockholder pursuant to the Offer or the Merger may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer or the Merger should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certifications required to avoid backup withholding (unless an applicable exemption exists and is established in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. An appropriate IRS Form W-8 may be obtained from the Depositary or at the IRS website (www.irs.gov). See Instruction 8 to the Letter of Transmittal.

Information reporting to the IRS may also apply to the receipt of cash pursuant to the Offer or the Merger.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m., Eastern Time on November 6, 2017), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after December 9, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of tendered Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the expiration of the Offer.

If Purchaser extends the Offer, delays its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4.

5.	U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following summary describes the U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements, and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only stockholders who hold their Shares as capital assets within the meaning of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including passthrough entities (including partnerships and S corporations for U.S. federal income tax purposes) and investors in such entities, certain financial institutions, brokers, dealers or traders in securities, insurance companies, expatriates, mutual funds, real estate investment trusts, cooperatives, tax-exempt organizations, persons who hold their Shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, stockholders that have a functional currency other than the U.S. dollar and persons who acquired their Shares upon the exercise of stock options or otherwise as compensation.

This summary does not address any U.S. federal estate, gift or other non-income-tax consequences, the effects of the Medicare contribution tax on net investment income, the alternative minimum tax or any state, local or foreign tax consequences.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any State or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) exchanges Shares for cash pursuant to the Offer or the Merger, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Shares should consult its tax advisor regarding the tax consequences of exchanging Shares for cash pursuant to the Offer or the Merger.

Stockholders are urged to consult their tax advisors to determine the tax consequences to them of exchanging Shares for cash pursuant to the Offer or the Merger in light of their particular circumstances.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period in the Shares exchanged is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations under the Code.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder generally must determine its adjusted tax basis and holding period separately with respect to each such block of Shares.

A U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares are traded on The NASDAQ Global Select Market under the symbol “DMTX.” Dimension has advised Parent that, as of the close of business on October 2, 2017, 25,205,395 Shares were outstanding. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on NASDAQ with respect to the fiscal years ended December 31, 2015 and December 31, 2016 and, with respect to the fiscal year ending December 31, 2017, through October 6, 2017, using Share data reported by NASDAQ.

Fiscal Year Ended December 31, 2015:	High	Low
Fourth Quarter	$15.55	$9.01

Fiscal Year Ended December 31, 2016:	High	Low
First Quarter	$12.79	$5.87
Second Quarter	10.47	5.39
Third Quarter	9.98	5.52
Fourth Quarter	8.27	4.00

Current Fiscal Year:	High	Low
First Quarter	$4.95	$1.65
Second Quarter	1.80	1.05
Third Quarter	6.10	1.20
Fourth Quarter (through October 6, 2017)	6.00	5.85

On October 2, 2017, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price per Share on NASDAQ was $5.90.

Dimension has never paid dividends on its common stock. In Dimension’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Dimension had indicated that it would continue to retain its future earnings for the development, operation and expansion of its business and it did not anticipate declaring or paying cash dividends on Shares in the foreseeable future. Additionally, under the terms of the Merger Agreement, neither Dimension nor its subsidiaries are permitted to declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Select Market. According to the published guidelines of The NASDAQ Stock Market, LLC, NASDAQ would consider disqualifying the Shares for listing on The NASDAQ Global Select Market if, among other possible grounds, (a) the total number of holders of record and holders of beneficial interest, taken together, in the Shares falls below 400, (b) the bid price for a Share over a 30 consecutive business day period is less than $1.00, (c)(i) Dimension has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (ii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of Dimension’s listed securities is less than $50 million over a ten consecutive business day period or (iii) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or Dimension’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Shares held by officers or directors of Dimension, or by any beneficial owner of more than ten percent of the Shares, will not be considered as being publicly held for this purpose. According to Dimension, there were, as of October 2, 2017, approximately 25,205,395 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from NASDAQ, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Dimension upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Dimension to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Dimension to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the shortswing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) under the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Dimension. Furthermore, the ability of “affiliates” of Dimension and persons holding “restricted securities” of Dimension to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Dimension.

The following description of Dimension and its business was taken from Dimension’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, and is qualified in its entirety by reference to such report.

Dimension is a leader in discovering and developing new therapeutic products for people living with devastating rare and metabolic diseases associated with the liver, based on the most advanced mammalian adeno-associated virus (AAV) gene delivery technology. The liver is a vital organ that plays an important role in human metabolism and key physiologic functions, and is the target organ for our programs: ornithine transcarbamylase (OTC) deficiency, glycogen storage disease type Ia (GSDIa), hemophilia A, and Wilson disease. Dimension continues to advance its lead clinical program in OTC deficiency and its preclinical programs, and it retains the global rights to all of its AAV8-based liver-directed programs, with the exception of its hemophilia A program, which is partnered with Bayer. Dimension has developed a robust scientific platform that brings together deep expertise in rare genetic diseases, liver biology, AAV gene therapy, pharmaceutical development, and mammalian vector manufacturing. Dimension believes its continued development of its manufacturing processes, methods and expertise will yield the most comprehensive and leading manufacturing platform developed to date, including its next generation HeLa 2.0 platform, for AAV-based gene therapy product candidates. Dimension believes that by leveraging the expertise created by its platform it will be able to accelerate the research and development of its pipeline of programs while continuing to discover and develop the next generation of products in this field.

Dimension is a Delaware corporation incorporated in June 2013. Dimension’s corporate headquarters are located at 840 Memorial Drive, Cambridge, Massachusetts 02139. Dimension’s telephone number at such corporate headquarters is (617) 401-0011.

Available Information. Dimension is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Dimension’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Dimension’s securities, any material interests of such persons in transactions with Dimension and other matters is required to be disclosed in proxy statements and periodic reports distributed to Dimension’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, such as Dimension, who file electronically with the SEC. The address of that site is http://www.sec.gov. Dimension also maintains an internet website at http://www.dimensiontx.com. The information contained in, accessible from or connected to Dimension’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Dimension’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Dimension contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, other public sources and information provided by Dimension. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Dimension contained in such documents and records or for any failure by Dimension to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Parent and Purchaser.

General. Purchaser is a Delaware corporation with its principal offices located at c/o Ultragenyx Pharmaceutical Inc., 60 Leveroni Court, Novato, California 94949. The telephone number of Purchaser is (415) 483-8800. Purchaser is a direct wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of Dimension and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is a Delaware corporation with its principal offices located at 60 Leveroni Court, Novato, California 94949. The telephone number of Parent is (415) 483-8800. Parent is a biopharmaceutical company committed to bringing to market novel products for the treatment of rare and ultra-rare diseases, with a focus on serious, debilitating genetic diseases. Founded in 2010, the company has rapidly built a diverse portfolio of product candidates with the potential to address diseases for which the unmet medical need is high, the biology for treatment is clear, and for which there are no approved therapies.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule A hereto.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As of the date of this Offer to Purchase, Parent is the beneficial owner of 1,000 Shares, which represents less than one percent of the outstanding Shares of Dimension as of October 2, 2017.

As of the date of this Offer to Purchase, Dr. Emil Kakkis, Chief Executive Officer, is the beneficial owner of 19,451 Shares, which represents less than one percent of the outstanding Shares of Dimension as of October 2, 2017.

Except as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser, any majority-owned subsidiary of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) except for the open market purchase of 1,000 Shares by Parent on September 14, 2017, for a purchase price of $4.14 per Share, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Dimension, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule A hereto, has had any business relationship or transaction with Dimension or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule A hereto, on the one hand, and Dimension or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet website (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

10.	Background of the Offer; Past Contacts or Negotiations between Parent and Dimension.

The following is a description of contacts between representatives of Parent or Purchaser with representatives of Dimension that resulted in the execution of the Merger Agreement. The information set forth below regarding Dimension was provided by Dimension, and none of Parent, Purchaser or any of its affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate. For a review of Dimension’s activities relating to these contacts, please refer to Dimension’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

The board of directors of Parent (the “Parent Board”) as well as Parent’s executive management regularly evaluates various strategies to improve its competitive position and enhance value for Parent stockholders, including opportunities for acquisitions of other companies or their assets. Parent also meets with potential partners and acquisition targets on a regular basis to understand these companies’ businesses and evaluate the potential opportunities.

Parent’s Chief Executive Officer and President, Dr. Emil D. Kakkis, has served as a scientific advisor to Dimension since 2013. In this role, from time to time, Dr. Kakkis communicated with senior management of Dimension regarding product and program strategy. However, prior to the announcement by Dimension on August 25, 2017 of its transaction with REGENXBIO, Inc. (“REGENXBIO”), Dr. Kakkis was not informed that Dimension was exploring a sale transaction with potential buyers, and Parent did not participate in the process conducted by Dimension to explore such a transaction.

On August 25, 2017, Dimension and REGENXBIO publicly announced their entry into a merger agreement (the “REGENXBIO Merger Agreement”), under which REGENXBIO would acquire Dimension in an all-stock transaction for an implied value of approximately $3.41 per Share at the time of announcement.

Following the announcement by Dimension and REGENXBIO, Parent’s senior management reviewed and discussed internally with members of the Parent Board and Parent’s advisors the potential strategic benefits of an acquisition of Dimension, and conducted due diligence on Dimension based solely on publicly available materials. Based upon this process, on September 10, 2017, Parent’s senior management provided a preliminary proposal to acquire Dimension to the Parent Board for its consideration.

On September 13, 2017, the Parent Board held a special telephonic meeting. At the meeting, the Parent Board discussed the potential strategic benefits of an acquisition of Dimension with Parent management and its financial and legal advisors at Centerview Partners LLC and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”). Following discussion, the Parent Board authorized the submission to Dimension of a preliminary, non-binding proposal to acquire all of the outstanding shares of Dimension for $5.50 per Share in cash and also authorized an acquisition of Dimension at a higher price per Share to provide Parent management with flexibility in successfully achieving a transaction that would be deemed superior to the transaction under the REGENXBIO Merger Agreement. As of September 13, 2017, the implied value of the stock consideration under the REGENXBIO Merger Agreement was approximately $4.18 per Share.

In the morning of September 18, 2017, Dr. Kakkis contacted Annalisa Jenkins, Chief Executive Officer of Dimension, and Georges Gemayel, Chairperson of the Dimension Board, to inform them that Parent intended to submit a letter offering to acquire Dimension for $5.50 per Share in cash and that Parent would be publicly announcing its proposal.

Later in the morning of September 18, 2017, Parent, on an unsolicited basis, submitted a letter to Dimension proposing to acquire Dimension for $5.50 per Share in cash in a transaction structured as a tender offer, attaching a proposed draft of the merger agreement showing changes from the REGENXBIO Merger Agreement. Parent’s non-binding proposal was conditioned on completion of due diligence and negotiating a mutually satisfactory merger agreement to be executed upon termination of the REGENXBIO Merger Agreement. Parent also publicly announced its proposal and made public the letter it had submitted to Dimension.

On September 18, 2017, before the stock market opened Dimension issued a press release confirming that it had received Parent’s letter and stating that: “Consistent with its fiduciary duties, Dimension’s Board of Directors, in consultation with its independent legal and financial advisors, will carefully review and consider the Ultragenyx proposal.”

On September 19, 2017, Parent and Dimension entered into a non-disclosure agreement. From September 19, 2017 through September 29, 2017, Parent and its advisors conducted due diligence with respect to Dimension and exchanged drafts of the merger agreement and the related disclosure schedules with Dimension and its advisors.

On September 19 and 20, 2017, the Parent Board held a regularly scheduled meeting at which, among other matters, the Parent Board received an update from senior management on the non-binding proposal to acquire Dimension.

On September 28, 2017, members of management of Parent and Dimension met in Cambridge, Massachusetts to conduct due diligence meetings.

On September 29, 2017, Parent’s senior management updated the Parent Board on its intent to submit a binding offer to acquire Dimension for $6.00 per Share in cash and provided an update on its view of the potential strategic benefits of the transaction and key findings from its due diligence process.

In the evening of September 29, 2017, Parent submitted a unilaterally binding offer letter proposing to acquire Dimension for $6.00 per Share in cash pursuant to the enclosed form of merger agreement and disclosure schedules previously exchanged among Skadden and Goodwin Procter LLP (“Goodwin”), legal counsel to Dimension. As of September 29, 2017, the implied value of the stock consideration under the REGENXBIO Merger Agreement was approximately $5.18 per Share.

In the evening of October 1, 2017, a representative of Goodwin contacted a representative of Skadden, indicating that the Dimension Board had determined that Parent’s binding offer represented a “Superior Proposal” as contemplated by the REGENXBIO Merger Agreement and that the Dimension Board had notified REGENXBIO of the binding offer and determination of the Dimension Board as required by the REGENXBIO Merger Agreement, in order to afford REGENXBIO an opportunity for a three business-day period to propose amendments to the REGENXBIO Merger Agreement to enable the Dimension Board to maintain its recommendation in support of the transaction with REGENXBIO. Later in the evening of October 1, 2017, a representative of Goodwin contacted a representative of Skadden, indicating that REGENXBIO had informed Dimension that it intended to agree in writing to waive its right to propose amendments to the REGENXBIO Merger Agreement and that Dimension and REGENXBIO intended to make a public announcement in this regard in the morning of October 2, 2017.

In the morning of October 2, 2017, Dimension publicly announced that the Dimension Board had determined Parent’s binding offer constituted a “Superior Proposal” as contemplated by the REGENXBIO Merger Agreement and that, following Dimension’s notification to REGENXBIO of such determination, REGENXBIO had agreed in writing that it was not exercising its right under the REGENXBIO Merger Agreement to negotiate a possible amendment of that agreement to match or exceed Parent’s proposal and was waiving its matching rights. Dimension further noted that the Dimension Board had not yet changed its recommendation in support of the transaction with REGENXBIO and that the REGENXBIO Merger Agreement remained in effect.

In the evening of October 2, 2017, a representative of Goodwin informed a representative of Skadden that the Dimension Board had determined to change its recommendation in support of the transaction with REGENXBIO and to terminate the REGENXBIO Merger Agreement in order to enter into the Merger Agreement.

During the evening of October 2, 2017, Dimension delivered its signature page to the Merger Agreement and confirmed that the REGENXBIO Merger Agreement had been terminated, and the Merger Agreement became effective.

In the morning of October 3, 2017, Dimension announced the termination of the REGENXBIO Merger Agreement, and Parent and Dimension jointly announced that they had entered into the Merger Agreement. Also on October 3, 2017, Parent made, on behalf of Dimension, a payment to REGENXBIO of the $2,850,000 termination fee associated with Dimension’s termination of the REGENXBIO Merger Agreement.

11.	Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements.

Purpose of the Offer and Plans for Dimension.

Purpose of the Offer. The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Dimension. Pursuant to the Merger, Parent will acquire all of the stock of Dimension not purchased pursuant to the Offer or otherwise. Stockholders of Dimension who sell their Shares in the Offer will cease to have any equity interest in Dimension or any right to participate in its earnings and future growth.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of Dimension’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger (the “Closing”) without a vote of the stockholders of Dimension in accordance with Section 251(h) of the DGCL as soon as practicable after the consummation of the Offer. Accordingly, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The date on which the Closing takes place is referred to as the “Closing Date.”

Plans for Dimension. At the Effective Time, each of the certificate of incorporation and bylaws of the Surviving Corporation will be amended and restated in its entirety pursuant to the terms of the Merger Agreement to conform to the certificate of incorporation and bylaws of Purchaser as in effect immediately prior to the Effective Time, except that references to the name of Purchaser will be replaced by references to the name of Dimension and such certificate of incorporation and bylaws will comply with the requirement under the Merger Agreement to maintain rights to indemnification, advancement of expenses and exculpation in favor of indemnitees as discussed below under “Summary of the Merger Agreement—Directors’ and Officers’ Indemnification and Insurance.” Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. See “Summary of the Merger Agreement—Board of Directors and Officers” below.

Parent and Purchaser are conducting a detailed review of Dimension and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of Dimension during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Dimension’s business, operations, capitalization and management with a view to optimizing development of Dimension’s potential in conjunction with Dimension’s or Parent’s existing businesses. Possible changes could include changes in Dimension’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the reconstituted Dimension board of directors reserves the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Parent and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Dimension, the disposition of securities of Dimension, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Dimension or its subsidiaries or the sale or transfer of a material amount of assets of Dimension or its subsidiaries.

Summary of the Merger Agreement.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or Dimension. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by Dimension to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration following the Effective Time. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, commence the Offer no later than October 10, 2017. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition, the Termination Condition and the other conditions that are described in Section 13—“Conditions of the Offer,” collectively the “Offer Conditions.” Subject to the satisfaction of the Minimum Tender Condition, the Termination Condition and the other Offer Conditions that are described in Section 13—“Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, promptly after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement, accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer and, promptly after the Offer Acceptance Time, pay for such Shares. The Offer will expire at one minute after 11:59 p.m., Eastern Time on November 6, 2017, unless earlier terminated or unless we extend the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to waive any Offer Condition, to increase the cash constituting the Offer Price, to make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement and to terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated, except that Dimension’s prior written approval is required for Parent or Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements on the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Tender Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition;

•	amend or modify any other term of the Offer in a manner that adversely affects any holder of Shares in its capacity as such;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement;

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act; or

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, extend the Offer. Specifically, the Merger Agreement provides that:

•	if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Purchaser or Parent, Purchaser may in its discretion (and without the consent of Dimension or any other Person) extend the Offer for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

•	Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer for any period required by any law, any interpretation or position of the SEC or its staff or NASDAQ applicable to the Offer;

•	Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer for additional periods of up to ten (10) business days per extension, until the HSR Condition has been satisfied; and

•	if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of Dimension, Purchaser will, and Parent will cause Purchaser to, extend the Offer for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied.

However, Purchaser is not required to extend the Offer beyond the Extension Deadline and may not extend the Offer beyond the Extension Deadline without Dimension’s consent.

Purchaser has agreed that it will (and Parent will cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer upon any termination of the Merger Agreement and Purchaser has agreed to not acquire any Shares pursuant to the Offer in such circumstances.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Dimension, the separate existence of Purchaser will cease and Dimension will continue as the Surviving Corporation in the Merger. The Merger will be effected under Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Dimension have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time without a vote of Dimension’s stockholders in accordance with Section 251(h) of the DGCL.

As of the Effective Time, each of the certificate of incorporation and the bylaws of the Surviving Corporation will, by virtue of the Merger, be amended and restated to conform to the certificate of incorporation and the bylaws of Purchaser as in effect immediately prior to the Effective Time, except that references to the name of Purchaser will be replaced by references to the name of Dimension and such certificate of incorporation and bylaws will comply with the requirement under the Merger Agreement to maintain rights to indemnification, advancement of expenses and exculpation in favor of indemnitees as discussed below under “—Directors’ and Officers’ Indemnification and Insurance.”

The obligations of Dimension, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn;

•	there will be no order (whether temporary, preliminary or permanent) in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and

•	no law will have been enacted or promulgated by any federal or state governmental body of competent jurisdiction and remain in effect that precludes, restrains, enjoins or prohibits the consummation of the Merger.

Board of Directors and Officers. As of the Effective Time, the board of directors and officers of the Surviving Corporation will be the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time. At the Closing, Dimension will deliver resignations of all the directors of Dimension to be effective upon the Effective Time.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time other than Shares owned by Dimension, Parent or Purchaser, other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, which will be cancelled and cease to exist and no stock of Parent or other consideration will be delivered in exchange therefor; and Shares held by a holder who properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares, which Shares will cease to exist and will be entitled to only such consideration as determined pursuant to Section 262 of the DGCL, will be converted at the Effective Time into the right to receive the Merger Consideration of $6.00 per Share, net to the holder in cash, without interest, subject to any withholding required under applicable tax law.

Each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Prior to the Offer Acceptance Time, Parent will deposit or cause to be deposited with the Depositary, cash in immediately available funds in an amount sufficient to pay the aggregate Offer Price. On the Closing Date, Parent will deposit or cause to be deposited with the Paying Agent cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration in the Merger.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each option to purchase Shares that is outstanding immediately prior to the Offer Acceptance Time (whether or not then vested or exercisable) will be assumed by Parent and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable immediately prior to the Offer Acceptance Time as set forth in the applicable Dimension equity plan (including any applicable award agreement, other agreement or other document evidencing such Dimension option) immediately prior to the Offer Acceptance Time, except that, from and after the Offer Acceptance Time, (i) each such Dimension option will be exercisable for that number of whole Parent Shares equal to the product (rounded down to the nearest whole number) of (x) the number of Shares subject to such Dimension option as of immediately prior to the Offer Acceptance Time and (y) the Exchange Ratio, and (ii) the per share exercise price for Parent Shares issuable upon exercise of such assumed Dimension option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price of each Share at which such assumed Dimension option was exercisable immediately prior to the Offer Acceptance Time by (y) the Exchange Ratio. “Exchange Ratio” means the quotient of (i) the Offer Price divided by (ii) the volume weighted average of the closing sale prices per Parent Share on NASDAQ, as reported in the New York City edition of The Wall Street Journal (or, if not reported there, as reported in another authoritative source) for the five (5) full consecutive trading days ending on and including the third (3rd) business day prior to the Offer Acceptance Time.

At the Offer Acceptance Time, each share of Dimension restricted stock that is outstanding immediately prior to the Offer Acceptance Time will be assumed by Parent and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable immediately prior to the Offer Acceptance Time as set forth in the applicable Dimension equity plan (including any applicable award agreement, other agreement or other document evidencing such Dimension restricted stock) immediately prior to the Offer Acceptance Time, except that, from and after the Offer Acceptance Time, each award of Dimension restricted stock will be converted automatically into an award consisting of that number of whole Parent Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Dimension restricted stock subject to such award as of immediately prior to the Offer Acceptance Time and (ii) the Exchange Ratio.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Dimension, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by the disclosure schedule delivered by Dimension to Parent and Purchaser in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Dimension has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	absence of certain changes since January 1, 2017;

•	absence of a Company Material Adverse Effect from January 1, 2017 through the date of the Merger Agreement;

•	title to assets, real property matters and equipment;

•	intellectual property;

•	material contracts;

•	absence of undisclosed liabilities;

•	legal and regulatory compliance;

•	compliance with anti-corruption and anti-bribery laws;

•	permits and licenses;

•	taxes;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor matters;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	absence of litigation or orders;

•	corporate authority and board recommendation relative to the Merger Agreement;

•	state and federal takeover statutes;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	accuracy of information supplied for purposes of disclosure documents related to the Offer;

•	opinion of its financial advisor; and

•	broker’s fees.

Some of the representations and warranties in the Merger Agreement made by Dimension are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means a material adverse effect (i) on the business, assets, financial condition or results of operations of Dimension and its subsidiaries, taken as a whole, or (ii) that prevents, materially delays or materially impairs Dimension from consummating the Offer or the Merger prior to the End Date. The definition of “Company Material Adverse Effect” excludes the following:

(i)	the execution, announcement, pendency or consummation of the transactions under the Merger Agreement (including any litigation or any loss of or adverse change in the relationship of Dimension and its subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other third parties related thereto);

(ii)	the identity of Parent or any of its affiliates as the acquirer of Dimension, or any facts or circumstances concerning Parent or any of its affiliates;

(iii)	general business, economic or political conditions, or the capital, banking, debt, financial or currency markets, or changes therein;

(iv)	general conditions in an industry in which Dimension and its subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world where Dimension and its Subsidiaries operate, or changes therein;

(v)	any changes or proposed changes in GAAP (or the enforcement or interpretation thereof);

(vi)	any changes or proposed changes in applicable law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any governmental body, or any panel or advisory body empowered or appointed thereby;

(vii)	the taking of any action, or refraining from taking any action, in each case at the written direction of Parent or Purchaser or as required by the Merger Agreement, or the taking of any action, or failure to take any action, by Parent or Purchaser;

(viii)	any decision or action, or inaction, by the FDA or other comparable foreign governmental body, with respect to any product or product candidate of Dimension or any results of any pre-clinical or clinical testing being conducted by or on behalf of Dimension with respect to any product or product candidate of Dimension;

(ix)	any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing;

(x)	any litigation related to the transactions under the Merger Agreement; or

(xi)	any failure by Dimension to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by Dimension or any third parties), or any change in the price or trading volume of Shares (it being understood that the underlying causes of such failures or changes in this paragraph (xi) may be taken into account in determining whether a Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition).

However, in the case of paragraphs (iii), (iv), (v), (vi) and (ix) above, these effects may be taken into account in determining whether or not there has been a “Material Adverse Effect” to the extent such effect(s) has a disproportionate adverse effect on Dimension and its subsidiaries, taken as a whole, as compared to other participants in their industry.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Dimension with respect to:

•	corporate matters, such as organization, standing, power and authority;

•	absence of litigation or orders;

•	corporate authority and board recommendation relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	accuracy of information supplied for purposes of the disclosure documents related to the Offer;

•	ownership of securities of Dimension for the purposes of Section 203 of the DGCL;

•	sufficiency of funds to consummate the Offer and the Merger; and

•	broker’s fees.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or the ability to consummate the Offer or the Merger prior to the End Date.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Access to Information. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, upon reasonable notice, Dimension will, and will use commercially reasonable efforts to cause its directors, officers, employees, agents, financial advisors, attorneys, accountants, consultants and other authorized representatives (collectively, “Representatives”) to (a) provide Parent and Parent’s Representatives reasonable access during Dimension’s normal business hours to Dimension’s Representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to Dimension and its subsidiaries as may be reasonably requested by Parent; (b) provide Parent and Parent’s Representatives with such copies of the existing books, records, tax returns, work papers, product data, and other documents and information relating to Dimension and its subsidiaries, and with such additional financial, operating and other data and information regarding the Dimension and its subsidiaries as Parent may reasonably request; and (c) permit Parent’s officers and other employees to meet, upon reasonable notice and during normal business hours, with Dimension’s chief financial officer and other officers and managers responsible for Dimension’s financial statements and internal controls, to discuss such matters as Parent may deem necessary or appropriate in order to enable Parent to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto.

Notice of Certain Events. Dimension and Parent have agreed to promptly notify the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Company Material Adverse Effect or prevent, materially delay or materially impair Parent or Purchaser from consummating the Offer or the Merger prior to the End Date or (ii) is reasonably likely to result in any of the Offer Conditions or conditions to the Merger not being satisfied prior to the End Date.

Conduct of Business Pending the Merger. Dimension has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as required or specifically permitted under the Merger Agreement or required by applicable law, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in Dimension’s disclosure schedule, it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course, consistent with past practice and will use its respective commercially reasonable efforts to (i) preserve intact its business organization and material assets, (ii) keep available the services of its officers and employees who are integral to the operation of the business as presently conducted, (iii) maintain in effect all of its licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued by any governmental body and (iv) maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with Dimension and its subsidiaries. In addition, Dimension and its subsidiaries will not, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock;

•	sell, issue, grant, deliver or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant, share of phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any of Dimension’s capital stock or other security or (C) any instrument convertible into, exchangeable for or any capital stock or other security except that Dimension may issue Shares as required to be issued upon the exercise of Dimension options, pursuant to the terms of outstanding award agreements, grants or awards of shares (including restricted stock) or options to new hires made in the ordinary course of business or consistent with past practice, and grants or awards of shares (including restricted stock) or options made pursuant to terms of existing employment or other arrangements as disclosed prior to execution of the Merger Agreement in Dimension’s disclosure schedule;

•	commence any offering or otherwise issue or grant any award under Dimension’s Employee Stock Purchase Plan;

•	(i) split, combine or reclassify any capital stock of Dimension; (ii) repurchase, redeem or otherwise acquire, directly or indirectly, any capital stock of Dimension; or (iii) enter into any agreement with respect to voting any capital stock of Dimension or its subsidiaries or any securities convertible into or exchangeable for such capital stock;

•	enter into, establish, adopt, amend or terminate any employee plan, or accelerate vesting under any employee plan;

•	grant or pay any director, officer, employee or consultant any increase in severance, retention or change in control payments or other benefits;

•	hire, elect or appoint any officer or hired employees whose total cash compensation exceeds $250,000 in the aggregate;

•	issue or forgive loans to current or former employees, officers or directors;

•	enter into any collective bargaining agreement to form a work council or other union or similar agreement;

•	amend, modify or waive any provision of or permit the adoption of any amendment to the organizational documents of Dimension;

•	make any capital expenditures in an amount in excess of $250,000 individually or $500,000 in the aggregate;

•

acquire, lease, license, or sublicense any right, business or other asset including intellectual property, from any other person or sell or otherwise dispose of, or lease, license or sublicense, any right, business or other asset, including intellectual property, to any other person, or waive or relinquish, abandon, allow to lapse or encumber any right, business or asset, including intellectual property, in each case of the foregoing, other than, for rights or assets other than intellectual property, pursuant to transactions where the amount of consideration paid or transferred in connection with such transactions would not exceed $250,000 individually or $500,000 in the aggregate;

•	incur, guarantee or assume indebtedness, except for (i) borrowings under Dimension’s current credit facilities in the ordinary course of business consistent with past practice or (ii) indebtedness owned by a wholly owned subsidiary Dimension to Dimension or to another wholly owned subsidiary of Dimension;

•	enter into or amend or modify in any material respect, consent to termination rights of (other than at its stated expiry date), or waive, release or assign any material rights, claims or benefits under, certain material contracts;

•	merge or consolidate with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	change any of its methods of accounting or accounting practices in any respect unless required by United States generally accepted accounting principles or applicable law, except for such changes that are required by United States generally accepted accounting principles or Regulation S-X promulgated under the Exchange Act;

•	institute, settle or compromise any legal proceeding or other claim involving the payment of monetary damages by Dimension or any of its subsidiaries of any amount exceeding $250,000 in the aggregate, the imposition of equitable relief or the actual or potential violation of criminal law;

•	abandon, allow to lapse, sell, assign, transfer, grant any security interest in, otherwise encumber or dispose of any intellectual property, or grant any right or license to any intellectual property;

•	adopt or implement any stockholder rights plan;

•	enter into any material partnership arrangements, joint development agreements or strategic alliances;

•	(i) make or change any material tax election inconsistent with past practices; (ii) change any tax accounting period for purposes of a material tax or material method of tax accounting; (iii) file any amended tax return in respect of a material item; (iv) enter into a closing agreement respect to any material tax, surrender any right to claim a material tax refund or settle or compromise any material tax liability or agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes; or

•	agree or commit to take any of the foregoing actions.

Antitrust Laws. Each of Dimension, Parent and their respective subsidiaries will cooperate with each other and use reasonable best efforts to take or cause to be taken all actions reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate the transactions under the Merger Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings under the HSR Act or other applicable antitrust law. Each of Dimension, Parent and any applicable affiliates, has also agreed to use reasonable best efforts to obtain as promptly as practicable from any governmental body all consents, permits, authorizations, waivers, clearances and approvals required to be obtained under antitrust laws and take all other actions necessary or appropriate to consummate the transactions under the Merger Agreement. Parent will be obligated to sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses of Parent, Dimension or any of their respective subsidiaries and agree to any obligations, behavioral undertakings, relationships, ventures, contractual rights or other arrangements of Parent, Dimension or any of their respective subsidiaries required in order to obtain all consents, permits, authorizations, waivers, clearances and approvals, or to cause the expiration or termination of any applicable waiting periods, under the HSR Act and any other applicable antitrust laws no later than three (3) business days before the End Date.

Each of Dimension and Parent will (and will cause their respective affiliates, if applicable, to): (i) promptly, and in no event later than October 10, 2017, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the transactions under the Merger Agreement and (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, registrations, approvals, waivers, clearances, permits and authorizations, and to cause the expiration or termination of any applicable waiting periods, as may be required to be made with, or obtained from, any other governmental bodies in connection with the transaction under the Merger Agreement under other applicable antitrust laws.

In addition, Dimension, Parent and Purchaser have also agreed to: (i) promptly notify the other parties of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental body, in each case, with respect to the transactions under the Merger Agreement under antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding and (iv) pull and re-file any notice under the HSR Act only if the other parties agree. In addition, except as may be prohibited by any governmental body or by any applicable law, in connection with any such request, inquiry, investigation, action or legal proceeding in connection with the transactions under the Merger Agreement, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding.

Neither Parent nor Purchaser will, nor will they permit their respective subsidiaries to, acquire or agree to acquire any rights, assets, business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under the HSR Act or other applicable antitrust laws with respect to the transactions under the Merger Agreement.

Employee Matters. Parent has agreed that, for a period commencing at the Effective Time and ending on the earlier of (a) the one year anniversary of the Effective Time or (b) the termination of employment, it will provide to employees of Dimension or its subsidiaries who continue to be employed by Parent, Dimension or its subsidiaries (the “Continuing Employees”) (i) total cash compensation (including base salary or base hourly rate, as applicable, bonus opportunities, other than equity-based compensation and retention benefits) that are at least equal to the cash compensation provided to such Continuing Employees immediately prior to the Effective Time, (ii) retirement benefits and health and welfare benefits (other than pursuant to defined benefit plans or retiree plans) at levels which are, in the aggregate, substantially comparable in the aggregate to those benefits received by such Continuing Employees immediately prior to the Effective Time (or, as determined by Parent in its sole discretion, those benefits as provided by Parent to similarly situated employees of Parent).

Parent has also agreed that with respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to and instruct its subsidiaries to, assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with prior practice and policies.

Parent has also agreed that all Continuing Employees will be eligible to continue to participate in Dimension’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate in Dimension’s health and welfare benefit plans immediately prior to the Effective Time). Parent will use reasonable best efforts to cause the Continuing Employees to be eligible to participate in Parent’s health and welfare benefit plans to substantially the same extent as similarly situated employees of Parent (taking into account job location). Parent will also provide each Continuing Employee with service credit for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual, under Parent and Dimension employee benefit plans for service prior to the Effective Time with Dimension to the same extent that such service was recognized under a corresponding Dimension employee benefit plan prior to the Effective Time.

To the extent requested in writing by Parent at least ten (10) days prior to the Offer Acceptance Time, Dimension and its subsidiaries will take all actions that may be necessary to terminate all 401(k) Plan(s) at least one day prior to the Effective Time. Parent will have no obligation to cause or permit Continuing Employees with outstanding participant loan balances under the 401(k) Plan(s) to roll over their plan loans to Parent’s 401(k) plan.

ESPP. Prior to the Effective Time, effective not later than the business day immediately preceding the Effective Time, Dimension will terminate its Employee Stock Purchase Plan.

Directors’ and Officers’ Indemnification and Insurance. For a period of six years after the Effective Time, each of Parent and the Surviving Corporation will:

•	indemnify and hold harmless each present or former director or officer of Dimension or of its subsidiaries (the “Indemnified Parties”) against any and all costs and expenses (including fees and expenses of legal counsel), judgments, fines, penalties or liabilities (including amounts paid in settlements or compromises) imposed upon or reasonably incurred in connection with or arising out of any action, suit or other proceeding (whether civil or criminal, and including any proceeding before any administrative or legislative body or agency) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including, without limitation, as a witness), by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of Dimension or any of its subsidiaries or action taken or not taken at the request of Dimension or its subsidiaries or arising out of such Indemnified Party’s service in connection with any other corporation or organization for which such person serves or has served as director, officer, employee, agent, trustee or fiduciary at the request of Dimension or its subsidiaries, whether or not the Indemnified Party continues in such position at the time such proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including actions relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

•	fulfill and honor in all respects the obligations of Dimension and its subsidiaries pursuant to: (i) each indemnification agreement in effect between Dimension and its subsidiaries and any Indemnified Party as of the date of the merger agreement; and (ii) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Dimension certificate of incorporation or Dimension bylaws.

Parent agreed to pay all expenses, including reasonable attorneys’ fees, that may be incurred by the Indemnified Parties in connection with their enforcement of their rights described above.

For six years after the Effective Time, Parent will, or will cause the Surviving Corporation to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by Dimension’s officers’ and directors’ liability policy on terms with respect to coverage and amount that is no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, however, that neither Parent nor the Surviving Corporation will be obligated to pay premiums in excess of 300% of the amount per annum Dimension paid in its last full fiscal year prior to the date of the Merger Agreement. If any such annual expense would exceed that amount, then the Surviving Corporation will maintain a policy with the maximum coverage available for a cost not exceeding such amount.

To satisfy Parent’s obligations above, at Parent’s request, prior to the Effective Time, Dimension will obtain “tail” or “runoff” policies which provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the amount per annum Dimension paid in its last full fiscal year prior to the date of the Merger Agreement.

Security Holder Litigation. Dimension will (a) as promptly as reasonably practicable (and in any event within two (2) business days) notify Parent in writing of any claim or litigation related to the transactions under the Merger Agreement and thereafter keep Parent informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to Parent and its Representatives such information as such persons may reasonably request), (b) give Parent the opportunity to participate in the defense of any such claim or litigation and (c) not cease to defend, consent to the entry of any judgment, offer to settle, or enter into any settlement with respect to any such claim or litigation without the prior written consent of Parent, which such consent will not be unreasonably withheld, conditioned or delayed.

Takeover Laws. If any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state anti-takeover laws and regulations (including Section 203 of the DGCL) (each, a “Takeover Law”) may become, or may purport to be, applicable to the transactions under the Merger Agreement, Parent and Dimension and their respective directors, to the extent permissible under applicable law, will grant such approvals and take such actions as are necessary so that the transactions under the Merger Agreement may be consummated as promptly as practicable and in any event before the End Date on the terms and conditions contemplated by the Merger Agreement and otherwise act to eliminate the effect of any Takeover Law on any of the transactions under the Merger Agreement.

Section 16 Matters. Prior to the Offer Acceptance Time, Dimension and Parent will take all such steps as may be required to cause (a) any dispositions of Shares (including derivative securities with respect to Shares) resulting from the transactions under the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Dimension to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions under the Merger Agreement by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case to the extent permitted by applicable law.

Stock Exchange Delisting and Deregistration. Prior to the Closing Date, Dimension has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable delisting by Dimension of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time and in any event no more than ten (10) days after the Closing Date.

Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Dimension Board, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, Dimension or their respective affiliates and any of the officers, directors or employees of Dimension that were are effective on the date of the Merger Agreement or are entered after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Unsolicited Proposals. Except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement pursuant to its terms, Dimension has agreed, on behalf of Dimension and its subsidiaries, not to, and will not authorize or permit any of their Representatives to, directly or indirectly:

(i)	solicit, initiate or knowingly facilitate or encourage, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)	engage in, continue or otherwise participate in any discussions or negotiations with any other person, or furnish to any other person access to the businesses, properties, assets or personnel of Dimension or any of its subsidiaries, with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii)	approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal; or

(iv)	enter into any letter of intent, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement) with respect to an Acquisition Proposal.

Notwithstanding the above limitations, if Dimension receives after the date of the Merger Agreement and prior to the Offer Acceptance Time an unsolicited written bona fide Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement and the Dimension Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such an Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to take such actions (as described below) would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, Dimension may take the following actions:

(x)	furnish information and data with respect to Dimension and its subsidiaries to the person making such Acquisition Proposal; and

(y)	engage or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal.

In the case of each of paragraphs (x) and (y) above, Dimension and its subsidiaries (i) will not furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement and (ii) will promptly (and in any event within 24 hours), provide any material non-public information provided to a person making an Acquisition Proposal to Parent (to the extent not previously provided to Parent). “Acceptable Confidentiality Agreement” means a customary confidentiality agreement that (i) contains provisions that are not less restrictive in the aggregate to the counterparty than those contained in the Mutual Confidentiality Agreement dated September 19, 2017, as amended, between Dimension and Parent (the “Confidentiality Agreement”) and (ii) does not prohibit Dimension from providing any of the information described above to Parent.

Dimension is required to notify Parent promptly (but in any event within 24 hours) of the receipt by Dimension, any of its subsidiaries or any of their Representatives of any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal. Dimension is further required to (i) provide Parent a copy of any written Acquisition Proposal, inquiry, proposal or offer and a summary of any material unwritten terms and conditions thereof, (ii) identify the person making such Acquisition Proposal, inquiry, proposal or offer and (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a reasonably current basis (and in any event within 24 hours after receipt hereof).

“Acquisition Proposal” means with respect to Dimension any offer or proposal from any person or “group” (within the meaning of Section 13(d) of the Exchange Act) other than Parent and its affiliates, relating to any transaction or series of related transactions involving (i) any acquisition or purchase, directly or indirectly, of 20% or more of any class of outstanding voting or equity securities of Dimension, or any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 20% or more of any class of outstanding voting or equity securities of Dimension, (ii) any merger, amalgamation, consolidation, asset acquisition, exclusive license, share exchange, business combination, joint venture or other similar transaction involving Dimension or any of its subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of Dimension and its subsidiaries, taken as a whole, (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Dimension or any of its subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Dimension and its subsidiaries, taken as a whole, (iv) any merger, amalgamation, consolidation, asset acquisition, exclusive license, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving Dimension pursuant to which the stockholders of Dimension immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (v) any combination of the foregoing.

“Superior Proposal” means a bona fide written Acquisition Proposal (except that references to “20%” in the definition of Acquisition Proposal above will be deemed to be “50%”), that the Dimension Board determines in good faith (after consultation with outside legal counsel and its financial advisor), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the person making the Acquisition Proposal, including the form of consideration, financing terms (and certainty of financing) thereof, the likelihood of consummation, any applicable break-up fees or expense reimbursement provisions, as well as any changes to the terms of the Merger Agreement proposed by Parent in accordance with the matching rights discussed below, would, if consummated, result in a transaction that is more favorable to Dimension stockholders than the transactions under the Merger Agreement, and which the Dimension Board determines is reasonably likely to be consummated.

Recommendation Change. As described above, and subject to the provisions described below, the Dimension Board has determined to recommend that the stockholders of Dimension accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Dimension Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, prior to the Effective Time or the termination of the Merger Agreement pursuant to its terms, neither the Dimension Board nor any committee thereof may:

(i)	fail to make, withdraw, amend, modify, or qualify (or otherwise publicly propose to do any of the foregoing), in a manner adverse to Parent, the Company Board Recommendation;

(ii)	fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to Dimension’s stockholders;

(iii)	recommend or otherwise declare advisable, authorize or approve an Acquisition Proposal;

(iv)	fail to recommend against acceptance of any tender offer or exchange offer for Shares within ten (10) business days after the commencement of such tender offer or exchange or, if earlier, by the close of business on the business day immediately preceding the scheduled Expiration Date; or

(v)	after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within ten (10) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled Expiration Date), provided that Dimension will have received Parent’s written request not later than the third (3rd) business day preceding the Expiration Date (it being understood that Parent is not entitled to make such request on more than one occasion per Acquisition Proposal) (any action described in the foregoing paragraphs (i) through (v) is referred to as a “Company Adverse Recommendation Change”).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Offer Acceptance Time, the Dimension Board may, subject to compliance with the other provisions summarized under this “—Recommendation Change” heading, if it determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties, make a Company Adverse Recommendation Change in response to a Superior Proposal or terminate the Merger Agreement in order to enter into an agreement with respect to such Superior Proposal. However, such action may only be taken if:

(i)	after the third (3rd) business day following written notice from the Dimension Board of its intention to make a Company Adverse Recommendation Change or terminate the Merger Agreement (a “Notice of Superior Proposal”) and specifying the reasons therefor, including the identity of the person or group making the Superior Proposal and a copy of all transaction documents relevant to the Superior Proposal;

(ii)	during the three (3) business day period referenced in the foregoing paragraph, Dimension will cause its Representatives, to the extent requested by Parent, to negotiate with Parent in good faith to make adjustments to the terms or conditions of the Merger Agreement as would enable the Dimension Board to maintain the Company Board Recommendation; and

(iii)	taking into consideration any amendments to the Merger Agreement proposed by Parent, the Dimension Board determines, in good faith, after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal still constitutes a Superior Proposal and that the failure to make the Company Adverse Recommendation Change or terminate the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

The foregoing paragraphs (i) through (iii) also apply to any amendment to the financial terms or other material terms of such Superior Proposal and require a new notice of Notice of Superior Proposal, except that the references to three (3) business days will be deemed to be two (2) business days.

Additionally, at any time prior to the Offer Acceptance Time, the Dimension Board may effect a Company Adverse Recommendation Change in response to an Intervening Event. However, such action may only be taken if:

(i)	any material event, circumstance, condition, change, effect, occurrence or development of a state of facts occurring or arising after the date of the Merger Agreement that was not known to, nor reasonably foreseeable by, the Dimension Board, as of or prior to the date of the Merger Agreement, affecting the business, assets or operations of Dimension, which material event, circumstance, condition, change, effect, occurrence or development of a state of facts becomes known to Dimension or the Dimension Board prior to the Offer Acceptance Time, other than resulting from, arising out of or relating to (i) the announcement or pendency of, or any actions required to be taken by Dimension (or to be refrained from being taken by Dimension) pursuant to, the Merger Agreement, (ii) any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or any matter relating thereto or consequence thereof, (iii) any change in the market price or trading volume of the Shares or (iv) the fact that Dimension exceeds any internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by Dimension or any other person) (it being understood that the underlying causes of such event in this clause (iv) may be taken into account in determining whether there has been or there exists an Intervening Event), (an “Intervening Event”);

(ii)	after the third (3rd) business day following when written notice from Dimension that the Dimension Board intends to make a Company Adverse Recommendation Change and specifying the material facts underlying the determination by the Dimension Board that an Intervening Event has occurred and the reason for the Company Adverse Recommendation Change (a “Notice of Intervening Event”);

(iii)	during the three (3) business day period referenced in the foregoing paragraph, Dimension will cause its Representatives, to the extent requested by Parent, to negotiate with Parent in good faith to make adjustments to the terms or conditions of the Merger Agreement in such a manner that obviates the need for a Company Adverse Recommendation Change; and

(iv)	taking into consideration any amendments to the Merger Agreement proposed by Parent, the Dimension Board determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to make the Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties.

The foregoing paragraphs (ii) through (iv) also apply to any material change to the facts and circumstances relating to an Intervening Event and require a new notice of Notice of Intervening Event, except that the references to three (3) business days will be deemed to be two (2) business days.

Termination. The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of Parent and Dimension;

(ii)	by either Parent or Dimension, if the Closing has not occurred on or prior to the End Date of April 9, 2018, except that this termination right will not be available to any party whose breach of any representation, warranty, covenant or other agreement in the Merger Agreement has caused or resulted in the failure of the Closing to be consummated by such date (such termination, an “End Date Termination”);

(iii)	by either Parent or Dimension if a governmental body of competent jurisdiction has enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Offer or the Merger, except that this termination right will not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such law or order;

(iv)	by Parent if a Company Adverse Recommendation Change has occurred (an “Adverse Recommendation Termination”) or if Dimension has materially breached its obligations under the provisions summarized in “—Unsolicited Proposals” and “—Recommendation Change” above;

(v)	by Dimension if Dimension has complied in all material respects with the provisions summarized in “—Unsolicited Proposals” and “—Recommendation Change” above and the Dimension Board has made a Company Adverse Recommendation Change in respect of a Superior Proposal in accordance with the Merger Agreement, and substantially concurrently Dimension enters into a definitive agreement with respect to such Superior Proposal and concurrently with or prior to such termination Dimension pays the Termination Fee and REGENXBIO Reimbursement Fee (a “Superior Proposal Termination”);

(vi)	by Parent if Dimension is in breach of any representation, warranty, covenant or agreement under the Merger Agreement such that the Offer Conditions related to the accuracy of Dimension’s representations and warranties and Dimension’s compliance with covenants under the Merger Agreement would not be satisfied and such breach is incapable of being cured by the End Date, or if curable, is not cured within thirty (30) days after receipt of written notice of such breach (a “Dimension Breach Termination”); or

(vii)	by Dimension if Parent or Purchaser is in breach of any representation, warranty, covenant or agreement under the Merger Agreement, if such breach would reasonably be expected to prevent, materially delay or materially impair Parent or Purchaser from consummating the Offer or the Merger prior to the End Date, and such breach is incapable of being cured by the End Date, or if curable, is not cured within thirty (30) days after receipt of written notice of such breach.

Effect of Termination. If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or Dimension (or any Representative of such party) following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “—Dimension Termination Fee” below,

(ii) the Confidentiality Agreement will survive and remain in full force and effect in accordance with its terms and (iii) no party will be relieved or released from liability for knowing and intentional material breach of the Merger Agreement or fraud.

Dimension Termination Fee. Dimension has agreed to pay Parent a termination fee of $2,850,000 million in cash (the “Termination Fee”) and to reimburse Parent the amount of $2,850,000 million in cash previously paid by Parent to or on behalf of Dimension in connection with the termination of the REGENXBIO Merger Agreement and the entry into the Merger Agreement (the “REGENXBIO Reimbursement Fee”) if:

(i)	the Merger Agreement is terminated by Dimension pursuant to an Adverse Recommendation Termination;

(ii)	the Merger Agreement is terminated by Parent pursuant to a Superior Proposal Termination; or

(iii)	(A) the Merger Agreement is terminated by Parent pursuant to a Dimension Breach Termination or by Parent or Dimension pursuant to an End Date Termination, (B) an Acquisition Proposal is made, communicated or otherwise publicly disclosed before such termination, and (C) within twelve (12) months of such termination, Dimension consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal which is subsequently consummated (whether during such twelve (12) month period or thereafter), except that for purposes of this paragraph (C) the term “Acquisition Proposal” shall have the meaning described in “—Unsolicited Proposals” above, except that all references to “20%” will be deemed to be references to “more than 50%.”

In the event Parent receives the Termination Fee and the REGENXBIO Reimbursement Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the transactions under the Merger Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective affiliates will be entitled to bring or maintain any claim, action or proceeding against Dimension or any of its affiliates arising out of or in connection with the Merger Agreement, any of the transactions under the Merger Agreement or any matters forming the basis for such termination. The preceding sentence does not apply in the case of intentional fraud or an intentional and willful material breach or failure to perform that is the consequence of an act or omission with the actual knowledge that such act or omission would or would reasonably be likely to breach the Merger Agreement. In no event will Dimension be required to pay the Termination Fee together with the REGENXBIO Reimbursement Fee on more than one occasion.

Expenses. Except as otherwise provided in the Merger Agreement, all fees and expenses incurred by the parties in connection with the Merger Agreement and the transactions under the Merger Agreement will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

Offer Conditions. The Offer Conditions are described in Section 13—“Conditions of the Offer.”

Confidentiality Agreement.

Parent and Dimension entered into a confidential disclosure agreement with an effective date of September 19, 2017 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Dimension agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving Dimension and/or its stockholders, will not be disclosed or used for any other purpose.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

12.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger pursuant to the Merger Agreement will be approximately $169 million. Purchaser anticipates funding these payments with existing available cash and cash equivalents.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger, and (iv) Parent and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, to acquire the remaining outstanding Shares in the Merger on the terms set forth in this Offer to Purchase.

13.	Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in paragraphs (a) through (j) below. Accordingly, notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement), if: (A) the Minimum Tender Condition (described in paragraph (a) below), the Termination Condition (described in paragraph (j) below) and the Governmental Impediment Condition (described in paragraphs (g) and (i) below) are not satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions described below are not satisfied or waived in writing by Parent:

a.	the number of Shares validly tendered (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” as defined by Section 251(h)(6)(f) of the DGCL) and not validly withdrawn, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one more Share than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are then convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication);

b.	the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein), other than the representations and warranties set forth in Section 3.1 (Due Organization, Subsidiaries), Section 3.3 (Capitalization), Section 3.5 (Absence of Changes), Section 3.20 (Authority; Binding Nature of Agreement), Section 3.21 (Takeover Statutes), Section 3.24 (Fairness Opinion) and Section 3.25 (Financial Advisor) of the Merger Agreement, shall be true and correct as of the date of the Merger Agreement and as of the Offer Acceptance Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date); unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, have not resulted in or would not reasonably be expected to result in a Company Material Adverse Effect;

c.	the representations and warranties set forth in Section 3.1 (Due Organization, Subsidiaries), Section 3.3(c) (Capitalization), Section 3.5 (Absence of Changes), Section 3.20 (Authority; Binding

Nature of Agreement), Section 3.21 (Takeover Statutes), Section 3.24 (Fairness Opinion) and Section 3.25 (Financial Advisor) of the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Offer Acceptance time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date);

d.	the representations and warranties set forth in Section 3.3 (other than Section 3.3(c) (Capitalization)) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and as of the Offer Acceptance Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date), except for de minimis inaccuracies;

e.	the Company shall have performed or complied with in all material respects the agreements and covenants contained in the Merger Agreement to be performed or complied with by the Company at or prior to the Offer Acceptance Time pursuant to the terms of the Merger Agreement;

f.	since the date of the Merger Agreement, there has not occurred and be continuing any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

g.	any applicable waiting period under the HSR Act and other applicable Antitrust Laws relating to the Offer or the Merger shall have expired or been terminated;

h.	Parent has received a certificate signed by an authorized executive officer of the Company, to the effect that the conditions set forth in paragraphs (b) through (f) above have been satisfied;

i.	no law has been enacted or promulgated by any federal or state governmental body of competent jurisdiction and remain in effect that precludes, restrains, enjoins or prohibits the consummation of the Offer or the Merger, and there is no order (whether temporary, preliminary or permanent) in effect precluding, restraining, enjoining or prohibiting consummation of the Offer or the Merger; and

j.	the Merger Agreement has not been terminated in accordance with its terms.

These conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser), and (except for the Minimum Tender Condition, the Termination Condition and the Governmental Impediment Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in their sole and absolute discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer.

14.	Dividends and Distributions.

The Merger Agreement provides that the Company will not, during the period between the date of the Merger Agreement and the Effective Time, declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock. See Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Conduct of Business Pending the Merger.”

15.	Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by Dimension with the SEC and other information regarding Dimension, Parent and

Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Dimension and which might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental body or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Dimension’s or Parent’s business or that certain parts of Dimension’s or Parent’s business might not have to be disposed of or held separate. In the event required approvals were not obtained, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than October 10, 2017. Under the HSR Act, the required waiting period will expire at 11:59 pm, Eastern Time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although Dimension is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Dimension’s failure to make its filing nor failure to comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, Dimension or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13—“Conditions of the Offer.”

Parent and Dimension also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and Dimension are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States and approval of any non-U.S. antitrust authority is therefore not a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which Dimension is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Stockholder Approval Not Required. Dimension has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by Dimension and the consummation by Dimension of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Dimension, and no other corporate proceedings on the part of Dimension are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates an offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Dimension will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Dimension will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of stockholders of Dimension in accordance with Section 251(h) the DGCL. See Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements.”

State Takeover Laws. A number of states (including Delaware, where Dimension is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Dimension has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Dimension has represented to us in the Merger Agreement that it has taken all actions necessary or appropriate to exempt the execution, delivery, and performance of the Merger Agreement and the Offer, the

Merger, and the other transactions contemplated by the Merger Agreement from Section 203 of the DGCL and any other “moratorium,” “control share acquisition,” “fair price,” or “business combination” or other similar state anti-takeover laws and regulations. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Merger, or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, Dimension may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, the stockholder must (i) within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Dimension a written demand for appraisal of their Shares, which demand must reasonably inform Dimension of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender his, her or its Shares pursuant to the Offer; and (iii) must continuously hold the Shares from the date of making the demand through the Effective Time.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, a copy of which is included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Legal Proceedings Relating to the Tender Offer. None.

16.	Fees and Expenses.

Parent has retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Parent and Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Dimension” under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Dimension’s stockholders. Any solicitation of proxies which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be an agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Dimension or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Ultragenyx Pharmaceutical Inc.

Mystic River Merger Sub Inc.

October 10, 2017

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1.	Directors and Executive Officers of Purchaser.

The following table sets forth information about the directors and executive officers of Purchaser as of October 1, 2017.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Thomas Kassberg United States of America President

Thomas Kassberg, age 57, serves as Purchaser’s President. Mr. Kassberg has served as Parent’s Executive Vice President since January 2016 and its Chief Business Officer since November 2011. Between November 2011 and January 2016, he served as Parent’s Senior Vice President. Prior to Parent, Mr. Kassberg worked as Vice President of Business Development at Corium International, Inc., a biotechnology company, from July 2010 until October 2011. Prior to his work at Corium International, Inc., Mr. Kassberg worked as an independent consultant in corporate development and business strategy and consulted with a number of companies from March 2009 to June 2010, including Corium International, Inc. and Rib-X Pharmaceuticals, Inc., a pharmaceutical company focused on the development of novel antibiotics. Before becoming a consultant, Mr. Kassberg worked at Proteolix, Inc., a biotechnology company subsequently acquired by Onyx Pharmaceuticals, from January 2008 until February 2009, where he served as Senior Vice President of Corporate Development. Mr. Kassberg holds a B.A. in Business Administration from Gustavus Adolphus College and an M.B.A. from Northwestern University.

Shalini Sharp United States of America Vice President and Treasurer

Shalini Sharp, age 42, serves as the Vice President and Treasurer of Purchaser. Ms. Sharp has served as Parent’s Executive Vice President since January 2016 and its Chief Financial Officer since May 2012. Between May 2012 and January 2016, she served as Parent’s Senior Vice President. Prior to Parent, Ms. Sharp served in various executive capacities, and ultimately as Chief Financial Officer, of Agenus Inc., a biotechnology company, from August 2003 until May 2012. Prior to Agenus, Ms. Sharp held strategic planning and corporate finance roles and ultimately served as chief of staff to the chairman of the board at Elan Pharmaceuticals, a biotechnology company, from August 1998 to August 1999 and September 2001 to August 2003. Prior to Elan, Ms. Sharp was a management consultant at McKinsey & Company and an investment banker at Goldman Sachs, specializing in pharmaceuticals and medical devices. Ms. Sharp has also served as a board member of Agenus since May 2012. Ms. Sharp holds a B.A. and an M.B.A. from Harvard University.

Karah Parschauer United States of America Vice President and Secretary; Director	Karah Parschauer, age 40, serves as the Vice President and Secretary of Purchaser. Ms. Parschauer has served as Parent’s General Counsel and Executive Vice President since June 2016. Prior to Parent, Ms. Parschauer served in various executive capacities, and most recently as Vice President, Associate General Counsel, at Allergan plc, a pharmaceutical company, from June 2005 until June 2016. Prior to Allergan, Ms. Parschauer was an attorney at Latham & Watkins LLP, where she practiced in the areas of mergers and acquisitions, securities offerings and corporate governance. Ms. Parschauer holds a B.A. in Biology from Miami University and a J.D. from Harvard Law School.

2.	Directors and Executive Officers of Parent

The following table sets forth information about the directors and executive officers of Parent as of October 1, 2017.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
William Aliski United States of America Director

William Aliski, age 70, has served as a member of the Parent Board since January 2011. Mr. Aliski currently serves as a commercial consultant for early-stage orphan disease companies, including Ra Pharmaceuticals, Inc. and Clementia Pharmaceuticals, Inc. Mr. Aliski previously served as a commercial consultant to other early-stage orphan disease companies, including OxThera, from January 2015 through April 2015, Prosensa during 2014, Adimab LLC from November 2013 until December 2013, NPS Pharmaceuticals from April 2013 through December 2014, Fidelity Biosciences from August 2012 until December 2012 and Enobia Pharma from September 2011 until March 2012. Before that, Mr. Aliski served as Senior Vice President and Chief Commercial Officer of FoldRx Pharmaceuticals, a rare disease company that is now a wholly-owned subsidiary of Pfizer Inc., from June 2009 until March 2011, as Director of Simon Kucher Partners, a global consulting firm, from January 2008 until June 2009, and as General Manager of BioMarin Europe at BioMarin Pharmaceuticals Inc. from December 2005 until January 2008. Mr. Aliski received a B.S. in Economics and a Master of Social Planning from Boston College and an M.P.A. from the Kennedy School of Government at Harvard University.

Deborah Dunsire, M.D. United States of America Director

Deborah Dunsire, M.D., age 55, has served as a member of the Parent Board since April 2017. Dr. Dunsire currently serves as President and Chief Executive Officer and as a director of Xtuit Pharmaceuticals, Inc., a privately-held biopharmaceutical company. Prior to her position at Xtuit, she served as President and Chief Executive Officer and a director of FORUM Pharmaceuticals Inc., a private pharmaceutical company, a position she held from July 2013 to May 2016. Prior to FORUM, Dr. Dunsire worked for Takeda Pharmaceutical Company Limited, a pharmaceutical company, as a corporate officer from June 2010 to June 2011 and a director from June 2011 to June 2013. She served as President and Chief Executive Officer and as a director of Millennium Pharmaceuticals, Inc. between 2005 and 2008, when it was acquired by Takeda, and then as President and Chief Executive Officer of Millenium: The Takeda Oncology Company after the acquisition between 2008 and 2013. Prior to Millenium, Dr. Dunsire held various roles of increasing responsibility at Novartis between 1988 and 2005. Dr. Dunsire previously served as a director of Allergan, Inc., a publicly traded pharmaceutical company, between December 2006 and April 2015. She obtained an MBBCh from the University of the Witwatersrand.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Lars Ekman, M.D., Ph.D. United States of America Director

Lars Ekman, M.D. Ph.D., age 67, has served as a member of the Parent Board since March 2016. He has more than 30 years of experience in the pharmaceutical industry and is currently an executive partner at Sofinnova, a venture capital firm, where Lars has served as executive partner since March 2008. He currently serves as Chairman of the Board of Amarin Corporation plc, Chairman of the Board of Sophiris Bio, Inc., Chairman of the Board of Prothena Corporation plc and also serves as a director of Spark Therapeutics, Inc. Dr. Ekman previously served on the boards of directors of Elan Corporation plc from 2007 through 2013, InterMune Inc. from 2006 through 2013 and Ocera Therapeutics, Inc. from 2013 through 2015. From October 2008 to 2011 he served as Co-Founder and Chief Executive Officer of Cebix Inc., a C-peptide replacement therapy company. He was Executive Vice President and President of Global Research and Development at Elan Corporation plc, from January 2001 to December 2007. Prior to joining Elan, he was Executive Vice President, Research and Development at Schwarz Pharma AG from February 1997 to December 2000, and prior to that was employed in a variety of senior scientific and clinical functions at Pharmacia, now Pfizer. Dr. Ekman is a board-certified surgeon with a Ph.D. in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his Ph.D. and M.D. from the University of Gothenburg, Sweden.

Matthew K. Fust United States of America Director

Matthew K. Fust, age 53, has served as a member of the Parent Board since January 2014. He is a board member and advisor to life sciences companies. Mr. Fust retired as Executive Vice President of Onyx Pharmaceuticals, Inc., a biopharmaceutical company, where he served from January 2009 until January 2014. From May 2003 to December 2008, Mr. Fust served as Chief Financial Officer at Jazz Pharmaceuticals, Inc., a specialty pharmaceutical company. From 2002 to 2003, Mr. Fust served as Chief Financial Officer at Perlegen Sciences, a biopharmaceutical company. Previously, he was Senior Vice President and Chief Financial Officer at ALZA Corporation, a pharmaceutical company, where he was an executive from 1996 until 2002. From 1991 until 1996, Mr. Fust was a manager in the healthcare strategy practice at Andersen Consulting. Mr. Fust serves on the board of directors of Atara Biotherapeutics, Inc., Dermira, Inc., and MacroGenics, Inc., which are publicly traded biopharmaceutical companies. Mr. Fust received a B.A. in accounting from the University of Minnesota and an M.B.A. from the Stanford Graduate School of Business.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Emil D. Kakkis, M.D., Ph.D. United States of America President and Chief Executive Officer; Director

Emil D. Kakkis, M.D., Ph.D., age 57, is the founder of Parent and has served as Parent’s President and Chief Executive Officer and as a member of the Parent Board since its inception in April 2010. Prior to Parent, Dr. Kakkis served from September 1998 to February 2009 in various executive capacities, and ultimately as Chief Medical Officer, at BioMarin Pharmaceutical Inc., a biopharmaceutical company. Dr. Kakkis then served as a development consultant to BioMarin from 2009 through 2010. Dr. Kakkis also serves as President and Founder of EveryLife Foundation for Rare Diseases, a non-profit organization he started in 2009 to accelerate biotechnology innovation for rare diseases. Dr. Kakkis is board certified in both Pediatrics and Medical Genetics. He holds a B.A. in Biology from Pomona College and received combined M.D. and Ph.D. degrees from the UCLA School of Medicine’s Medical Scientist Training Program where he received the Bogen prize for his research.

Michael Narachi United States of America Director

Michael Narachi, age 58, has served as a member of the Parent Board since February 2015. Mr. Narachi currently serves as President and Chief Executive Officer and a director of biotechnology company Orexigen Therapeutics, Inc., a position he has held since March 2009. Previously, Mr. Narachi served as Chairman, Chief Executive Officer and President of Ren Pharmaceuticals, Inc., a private biotechnology company, from November 2006 to March 2009. In 2004, Mr. Narachi retired as an officer and Vice President of Amgen Inc., a leading therapeutics company, where he served as General Manager of Amgen’s Anemia Business from 1999 to 2003. Mr. Narachi joined Amgen in 1984 and held various senior positions throughout the organization over a 20-year career including: Vice President of Development and Representative Director for Amgen Japan; Head of Corporate Strategic Planning; Chief Operations Officer of Amgen BioPharma; and Vice President, Licensing and Business Development. He served as General Manager of Amgen’s Anemia Business from 1999 to 2003 until his retirement in 2004. Mr. Narachi previously served as a member of the Board of Directors of PhRMA, the Pharmaceutical Research and Manufacturers of America, and currently serves as chair of the Emerging Companies Section Governing Board of BIO, the Biotechnology Innovation Organization. He previously served as the chairman of the board of directors of Celladon Corporation, a publicly traded biotechnology company, from October 2013 to March 2016, and as a director of AMAG Pharmaceuticals, Inc., a publicly traded specialty pharmaceutical company, from November 2006 to April 2014. Mr. Narachi received a B.S. in Biology and an M.A. degree in Biology and Genetics from the University of California at Davis. He received an M.B.A. from the Anderson Graduate School of Management at University of California, Los Angeles.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Clay B. Siegall, Ph.D. United States of America Director

Clay B. Siegall, Ph.D., age 57, has served as a member of the Parent Board since January 2014. Dr. Siegall currently serves as President and Chief Executive Officer and Chairman of the Board of Seattle Genetics, Inc., a biotechnology company. Dr. Siegall co-founded Seattle Genetics in 1997. Prior to Seattle Genetics, Dr. Siegall worked for the Bristol-Myers Squibb Pharmaceutical Research Institute from 1991 to 1997 and the National Cancer Institute, National Institutes of Health from 1988 to 1991. In addition to Seattle Genetics, Dr. Siegall serves as a director of Alder BioPharmaceuticals, Inc., a publicly traded biotechnology company. Dr. Siegall also served as a director of Mirna Therapeutics, Inc., a publicly traded biotechnology company, from January 2013 to December 2016. Dr. Siegall received a B.S. in Zoology from the University of Maryland and a Ph.D. in Genetics from George Washington University.

Daniel G. Welch United States of America Director; Chairman of the Board

Daniel G. Welch, age 59, has served as a member of the Parent Board since April 2015 and as Chairman of the Board in June 2015. Mr. Welch is currently an Executive Partner at Sofinnova Ventures, a venture capital firm. Prior to Sofinnova, Mr. Welch served as Chairman, Chief Executive Officer and President of InterMune, a biotechnology company, from May 2008 to October 2014 and served as President and Chief Executive Officer of InterMune and a member of its board of directors from September 2003 to May 2008. From August 2002 to January 2003, Mr. Welch served as Chairman and Chief Executive Officer of Triangle Pharmaceuticals, Inc., a pharmaceutical company. From October 2000 to June 2002, Mr. Welch served as president of the pharmaceutical division of Elan Corporation, plc. Mr. Welch currently serves as chairman of the board of AveXis, Inc., a publicly traded biotechnology company, and also serves on the boards of directors of Seattle Genetics, Inc. and Intercept Pharmaceuticals, Inc., both of which are publicly traded biotechnology companies. Mr. Welch previously served on the boards of directors of Hyperion Therapeutics, Inc., a publicly traded biotechnology company, from 2012 through its acquisition in 2015, as well as Corium International, Inc., a publicly traded biopharmaceutical company, from 2007 through 2014. Mr. Welch holds a B.S. from the University of Miami and an M.B.A. from the University of North Carolina.

Jayson Dallas, M.D. United States of America Chief Commercial Officer and Executive Vice President

Jayson Dallas, M.D., age 49, has served as Parent’s Executive Vice President since January 2016 and as Chief Commercial Officer since August 2015. Between August 2015 and January 2016, he served as Parent’s Senior Vice President. Prior to Parent, Dr. Dallas served as General Manager of Roche, a healthcare company, in the United Kingdom from July 2012 to July 2015. Prior to this, he held two different positions at Genentech, a pharmaceutical company, as Head of Global Oncology Launch Excellence and Biosimilar Strategy and Head of Global Product Strategy for Immunology and Ophthalmology from May 2010 to June 2012. Prior to joining Genentech, Dr. Dallas worked at Novartis and Pharmacia in the U.S. and previously at Roche in Switzerland. Dr. Dallas holds an M.D. from the University of the Witwatersrand, Johannesburg, South Africa and an M.B.A. from Ashridge Business School in the United Kingdom.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Dennis Huang United States of America Chief Technical Operations Officer and Executive Vice President

Dennis Huang, age 52, has served as Parent’s Executive Vice President since January 2016 and as Chief Technical Operations Officer since May 2015. Between May 2015 and January 2016, he served as Parent’s Senior Vice President. Prior to Parent, Mr. Huang served as Senior Vice President of Manufacturing and Supply Chain at InterMune, Inc., a biotechnology company, from August 2013 to March 2015. Prior to InterMune, Mr. Huang served as Vice President of Biologic Manufacturing and Development at Allergan, Inc., a global pharmaceutical company, from May 2006 to August 2013. Mr. Huang holds a B.A. in Chemistry from Knox College in Galesburg, Illinois.

Thomas Kassberg United States of America Chief Business Officer and Executive Vice President

Thomas Kassberg, age 57, has served as Parent’s Executive Vice President since January 2016 and as Chief Business Officer since November 2011. Between November 2011 and January 2016, he served as Parent’s Senior Vice President. Prior to Parent, Mr. Kassberg worked as Vice President of Business Development at Corium International, Inc., a biotechnology company, from July 2010 until October 2011. Prior to his work at Corium International, Inc., Mr. Kassberg worked as an independent consultant in corporate development and business strategy and consulted with a number of companies from March 2009 to June 2010, including Corium International, Inc. and Rib-X Pharmaceuticals, Inc., a pharmaceutical company focused on the development of novel antibiotics. Before becoming a consultant, Mr. Kassberg worked at Proteolix, Inc., a biotechnology company subsequently acquired by Onyx Pharmaceuticals, from January 2008 until February 2009, where he served as Senior Vice President of Corporate Development. Mr. Kassberg holds a B.A. in Business Administration from Gustavus Adolphus College and an M.B.A. from Northwestern University.

Karah Parschauer United States of America General Counsel and Executive Vice President

Karah Parschauer, age 40, has served as Parent’s General Counsel and Executive Vice President since June 2016. Prior to Parent, Ms. Parschauer served in various executive capacities, and most recently as Vice President, Associate General Counsel, at Allergan plc, a pharmaceutical company, from June 2005 until June 2016. Prior to Allergan, Ms. Parschauer was an attorney at Latham & Watkins LLP, where she practiced in the areas of mergers and acquisitions, securities offerings and corporate governance. Ms. Parschauer holds a B.A. in Biology from Miami University and a J.D. from Harvard Law School.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
John R. Pinion II United States of America Chief Quality Officer and Executive Vice President Translational Sciences

John R. Pinion II, age 51, has served as Parent’s Executive Vice President of Translational Sciences and Chief Quality Officer since September 2017. Between January 2016 and September 2017, he served as Parent’s Executive Vice President of Analytical Sciences and Research, and between July 2015 and September 2017, Mr. Pinion served as Parent’s Chief Quality Operations Officer. Between July 2015 and January 2016, he served as Parent’s Senior Vice President of Analytical Sciences and Research. Prior to Parent, Mr. Pinion served in various roles with increasing responsibilities at Genentech, a pharmaceutical company, between 2005 and June 2015, including his most recent position as the Senior Vice President and Global Head of Quality and Compliance for Roche/Genentech Pharma Technical Operations from October 2009 to July 2015. Mr. Pinion holds a Bachelor of Science in Mechanical Engineering from the University of West Virginia.

Shalini Sharp United States of America Chief Financial Officer and Executive Vice President	Shalini Sharp, age 42, has served as Parent’s Executive Vice President since January 2016 and as Chief Financial Officer since May 2012. Between May 2012 and January 2016, she served as Parent’s Senior Vice President. Prior to Parent, Ms. Sharp served in various executive capacities, and ultimately as Chief Financial Officer, of Agenus Inc., a biotechnology company, from August 2003 until May 2012. Prior to Agenus, Ms. Sharp held strategic planning and corporate finance roles and ultimately served as chief of staff to the chairman of the board at Elan Pharmaceuticals, a biotechnology company, from August 1998 to August 1999 and September 2001 to August 2003. Prior to Elan, Ms. Sharp was a management consultant at McKinsey & Company and an investment banker at Goldman Sachs, specializing in pharmaceuticals and medical devices. Ms. Sharp has also served as a board member of Agenus since May 2012. Ms. Sharp holds a B.A. and an M.B.A. from Harvard University.

The common business address and telephone number for all the directors and executive officers is as follows:

c/o Ultragenyx Pharmaceutical Inc., 60 Leveroni Court, Novato, California 94949, telephone number: (415) 483-8800.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Dimension Therapeutics, Inc. or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail: American Stock Transfer & Trust Company, LLC Operations Center Attention: Reorganization Department P.O. Box 2042 New York, NY 10272-2042	By Overnight Courier: American Stock Transfer & Trust Company, LLC Operations Center Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (800) 283-9185

Email: dmtx@dfking.com